UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 13, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

13 December 2021
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules News Release
Decision by the French Court of Appeal

Zurich, 13 December 2021 – UBS takes note of the French Court of Appeal’s decision.

UBS AG was found guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud relating to the bank’s cross-border business activities in France between 2004 and 2012. The court imposed a fine of EUR 3.75m as opposed to EUR 3.7bn in the first instance.

In addition, the court has ordered the confiscation of EUR 1bn. The court also awarded civil damages to the French state of EUR 800m unchanged from first instance. The award of civil damages will be payable upon request by the French state.

UBS (France) SA was acquitted on charges of aiding and abetting of laundering the proceeds of tax fraud and was found guilty of aiding and abetting of unlawful solicitation. The court has ordered a fine of EUR 1.875m.

The fines imposed on UBS AG and UBS France S.A. would be suspended if the decision is appealed.

UBS will review the decision and consider all options, including appeal.

UBS Group AG and UBS AG

Investor contact

Switzerland: Media contact	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

UBS Group AG and UBS AG, News Release, 13 December 2021                                                                                                             Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Notice to investors

This document and the information contained herein is provided solely for information purposes, and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. For additional information, refer to the documents furnished by or filed with the United States Securities and Exchange Commission, including the Form 20-F for the year ended 31 December 2020. These reports are available at www.ubs.com/investors.

Cautionary statement  regarding  forward-looking  statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the second and third quarter 2021 reports and the Annual Report on Form 20-F for the year ended 31 December 2020. UBS undertakes no obligation to update the information contained herein.

UBS Group AG and UBS AG, News Release, 13 December 2021                                                                                                             Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  December 13, 2021